FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2004

CLP Holdings Limited

(Registrant’s name in English)

147 Argyle Street

Kowloon, Hong Kong

(Address of Registrant’s principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:

Exhibit

The Quarterly Statement 2004 (January – March) dated 11 May 2004 was published in Hong Kong newspapers on 12 May 2004 and despatched to shareholders on 24 May 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
CLP HOLDINGS LIMITED

By:	/ s / April Chan
Name:	April Chan
Title:	Deputy Company Secretary

Date: 24 May 2004

CLP HOLDINGS LIMITED

Quarterly Statement 2004

(January – March)

To Shareholders:

The operations of CLP Holdings Limited (the Company) for the three months ended 31 March 2004 are summarised below:

Highlights

	3 months ended 31 March
	2004	2003	Increase
Turnover, HK$ million
Scheme of Control	5,201	4,951	5.0%
Total (Note)	6,287	4,998	25.8%

Interim dividend, HK$ per share	0.45	0.41	9.8%

Electricity sold (Scheme of Control), kWh millions
Kowloon and New Territories	5,614	5,470	2.6%
Including sales to the Chinese mainland	6,141	5,979	2.7%

Note:	Turnover in 2004 includes the turnover of oversea subsidiaries, Yallourn Energy Pty Limited in Australia and Gujarat Paguthan Energy Corporation Private Limited in India, as a result of the consolidation of these two companies into the Group from April and June 2003 respectively.

Hong Kong Electricity Business

The local economy has bounced back rapidly with strong growth in number of tourist visitors, domestic demand and trade activities. Electricity consumption grew by 2.6% in the first quarter of 2004 compared to the corresponding period in 2003. Growth in the Residential and the Infrastructure & Public Services Sectors remained strong. As business activity improved, the growth in the Commercial Sector sales also started to pick up. The Manufacturing Sector continued to contract but the declining trend slowed down slightly. A breakdown of the local sales growth by sector is as follows:

	Increase/ (Decrease)	% of Total Local Sales
Residential	5.2%	21.8%
Commercial	1.4%	40.5%
Infrastructure & Public Services	4.6%	27.3%
Manufacturing	(2.5)%	10.4%

Electricity demand remained strong in Guangdong Province. Demand from Shekou grew rapidly while demand from the Guangdong Guang-Dian Power Grid Group Company Limited was maintained at a comparable level to the corresponding period last year. The overall growth was 3.4% in the first quarter. Total unit sales, including both local sales and sales to the Chinese Mainland, rose by 2.7% over the same period in 2003.

Regional Electricity Businesses

Chinese Mainland

The Guangdong Daya Bay Nuclear Power Station, which is 25% owned by CLP, performed well with an on-going good safety record. The joint venture won the first places in Industrial Safety and Radiation Protection in the 2003 Safety Challenge Competition among all nuclear power stations in France.

The first of the 300MW units at Anshun II Power Station, in which CLP has a 70% interest, has been taken over for operation and the second unit is currently in trial operation. These units are fitted with flue gas desulphurisation plant to reduce environmental impact. Tests have demonstrated that performance is in line with expectations.

CLP is exploring the possibility of developing a power plant project at Fangchenggang in Guangxi. The site is potentially attractive as it would incorporate a port for receiving coal and has sufficient area for further expansion. The power plant would contribute to the supply of energy to the rapidly growing markets in southern China.

Asia-Pacific Region

There has been a significant and unexpected increase in the price of coal traded in the international market, and even greater increases in the associated freight prices. Ho-Ping Power Company in Taiwan, in which CLP has a 40% interest, is partly protected by contracts signed when the market was more stable, but nevertheless its production costs are being affected by these increased prices. There will be an adjustment to the energy sale price to Taipower next year.

Construction of the BLCP project in Thailand, which is owned by a joint venture between CLP and Banpu, is in its early stages but is proceeding well according to schedule.

Annual General Meeting

The Minutes of the Sixth Annual General Meeting of the Company accompany this Statement. The proceedings of the Meeting can be viewed at the Corporate Governance or Investor Relations sections on the Company’s website at www.clpgroup.com.

Dividend

Directors today declared the first interim dividend for 2004 of HK$0.45 per share payable on 23 June 2004 to Shareholders registered as at 10 June 2004. The dividend of HK$0.45 per share (2003: HK$0.41 per share) is payable on the existing 2,408,245,900 shares of HK$5.00 each in issue.

The Register of Shareholders will be closed on 10 June 2004. To rank for this dividend, all transfers should be lodged with the Company’s Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong for registration not later than 4:00 p.m. on Wednesday, 9 June 2004.

The Hon. Michael D. Kadoorie

Chairman of the Board of Directors

Hong Kong, 11 May 2004

This Statement is also available at the Corporate Governance or Investor Relations sections on the Company’s website at www.clpgroup.com.